News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Highlights the Value and Potential of its Copper Assets

July 28, 2011 - Vancouver, British Columbia – Following the completion of the Prefeasibility Study (“PFS”) for its 50%-owned Galore Creek copper-gold-silver project in northern British Columbia, and recently completed Preliminary Economic Assessment (“PEA”) of its 100%-owned Ambler high-grade copper-zinc-lead-gold-silver project in northwest Alaska, NovaGold Resources Inc. (“NovaGold” or the “Company”) (NYSE-AMEX: NG, TSX: NG) today highlighted the value and development potential of its copper assets and announced definitive steps to bring their valuation more in line with current metals prices. All amounts are in Canadian dollars unless otherwise indicated.

The recently completed Galore Creek PFS estimated pre- and after-tax Net Present Values (“NPVs”) of NovaGold’s share of the Project using current commodity prices at approximately $2.4 billion and $1.4 billion, respectively. These figures do not include substantial inferred mineral resources, a portion of which the partners intend to upgrade and incorporate into future studies. There is also significant exploration potential on the property.

With the improved scale of the project and substantially increased commodity prices over the last several years, NovaGold believes the potential value of Galore Creek has markedly increased. If in production as contemplated in the PFS, the Galore Creek mine is projected to be the fourth largest copper mine in North America and the largest in Canada, based on current production figures from industry sources.

The summary of NPVs of the Galore Creek Project, of which NovaGold owns 50%, at Base Price Case and Current Price Case is shown below:

Parameter	Units	Base Price Case[1]	Current Price Case[2]
Before Tax NPV7%	Millions of Dollars	837	4,707
After Tax NPV7%	Millions of Dollars	137	2,753

The Ambler property hosts a number of deposits, including the high-grade copper-zinc-lead-gold-silver Arctic deposit, which was the focus of the PEA. Based on the PEA, mining of the Ambler deposit is envisioned as an underground operation processing up to 4,000 tonnes of material per day. The current resource base of 16.8 million tonnes of indicated mineral resources grading 4.1% copper and 6.0% zinc and 12.1 million tonnes of inferred mineral resources grading 3.5% copper and 4.9% zinc support a 25-year mine life. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The PEA yielded the following NPVs:

Parameter	Units (US$)	Base Case Prices[3]	Recent Metal Prices[4]
Before Tax NPV8%	Millions of Dollars	718	2,200
After Tax NPV8%	Millions of Dollars	505	1,600

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1	Using metal prices for copper, gold and silver of US$2.65/lb, US$1,100/oz, and US$18.50/oz, respectively and foreign exchange rate of 1.11 CAD/USD.
2	Using metal prices for copper, gold and silver of US$4.44/lb, US$1,613/oz, and US$40.34/oz, respectively and foreign exchange rate of 0.949 CAD/USD.
3	Using metal prices for copper, zinc, lead, gold and silver of US$2.50/lb, US$1.05/lb, US$1.00/lb, US$1,100/oz, and US$20/oz, respectively.
4	Using metal prices for copper, zinc, lead, gold and silver of US$4.31/lb, US$1.20/lb, US$1.20/lb, US$1,425/oz, US$36/oz, respectively.

NovaGold Resources Inc.

As a stand-alone entity, NovaGold could emerge as a significant low-cost North American producer of copper with a total projected annual production of 228 million pounds of copper produced at a weighted average cash cost of US$0.83 per pound5, assuming development of the projects based on the Galore Creek PFS and the Ambler PEA.

“NovaGold has substantial and very valuable copper assets,” said Rick Van Nieuwenhuyse, Company’s President and CEO. “In the current supply-demand and commodity price environment, these copper assets, comprised of the Company’s 50% share of Galore Creek and the wholly-owned Ambler project are not in my view fully reflected in NovaGold’s current market capitalization of approximately US$2.2 billion. This dichotomy becomes even more pronounced considering the value of NovaGold’s 50%-owned flagship Donlin Gold project in Alaska which hosts over 33 million ounces6 of gold reserves. Management believes the recently completed economic analyses of Galore Creek and Ambler clearly demonstrate that NovaGold’s copper assets are considerably undervalued having regard to their size, favorable geopolitical location, projected long life and low operating cost.”

In light of that, the Company is working with J.P. Morgan Securities LLC and RBC Capital Markets to identify and explore various alternatives that could bridge this valuation gap. The management and the Board of Directors of NovaGold are committed to unlocking the value of the Company’s copper assets and will work with its advisors to develop strategies to achieve proper valuation of its projects in the present macro-economic environment.

The technical information contained in this press release was reviewed by Kevin Francis, P.Geo., VP, Resources for NovaGold and a Qualified Person as defined by NI 43-101.

Additional Information

Additional information concerning the Galore Creek PFS is contained in NovaGold’s news release entitled “NovaGold Announces Prefeasibility Studies Results for Galore Creek Project” issued on July 27, 2011. Additional information concerning the Ambler PEA is contained in NovaGold’s news release entitled “NovaGold Files Preliminary Economic Assessment for Ambler Project” issued on May 26, 2011 and in the PEA which is available for download on NovaGold’s website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.scc.gov. Readers are cautioned that the conclusions, projections and estimates set out in this press release are subject to important qualifications, assumptions and exclusions contained in the PEA and in the technical report to be filed in connection with the Galore Creek PFS. To fully understand the summary information set out above, such documents should be read in their entirety.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties located principally in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Gold and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold and copper with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-lead-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

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[5]

Using life-of-mine average annual payable copper production, life-of-mine average cash costs net of by-product credits and foreign exchange rate of 1.00 CAD/USD as determined by the Galore Creek PFS and Ambler PEA.

[6]	Represents 100%, NovaGold’s share is 50% of that amount.

NovaGold Resources Inc.

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NovaGold Contact

Greg Martin
Vice President Business Development & Treasurer

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements related to NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Teck Resources and the Tahltan Nation for development of the Galore Creek property; the need for cooperation of government and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; the need for cooperation with State agencies to build an access road; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; uncertainties and risks regarding the cost estimates and completion schedule for the proposed access tunnel; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc.